UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the fiscal year ended November 30, 2015
Commission File Number 001-14920

THE McCORMICK 401(K) RETIREMENT PLAN
THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Full title of plans
McCORMICK & COMPANY, INCORPORATED
18 Loveton Circle
Sparks, Maryland 21152
Name of issuer of the securities held pursuant to the plan
and address of its principal office

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Registered Public Accounting Firm

ii)	Statements of Net Assets Available For Benefits

iii)	Statements of Changes in Net Assets Available For Benefits

iv)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE McCORMICK 401(K) RETIREMENT PLAN

DATE:	May 27, 2016	By:	/s/ Lisa B. Manzone
Lisa B. Manzone
Senior Vice President - Human Relations and Plan Administrator

THE MCCORMICK 401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of November 30, 2015 and 2014

NOVEMBER 30, 2015 AND 2014

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Investment Committee
McCormick & Company, Incorporated

We have audited the accompanying statements of net assets available for benefits of The McCormick 401(k) Retirement Plan (the Plan) as of November 30, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended November 30, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2015 and 2014, and the changes in net assets available for benefits for the year ended November 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets (held at end of year) as of November 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hunt Valley, Maryland
May 13, 2016

200 International Circle ó Suite 5500 ó Hunt Valley ó Maryland 21030 ó P 410-584-0060 ó F 410-584-0061

THE MCCORMICK 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of November 30, 2015 and 2014

	2015	2014
ASSETS
Investments:
Securities – at fair value, participant directed:
McCormick stock fund	$181,699,220	$166,912,758
Common and collective fund	43,258,485	39,122,625
Equity funds	227,220,495	247,772,189
Bond funds	30,316,124	30,840,620
Balanced funds	87,848,710	87,356,993
Total Investments	570,343,034	572,005,185
Receivables:
Notes receivable from participants	7,763,785	8,041,991
Employer contributions	—	218,940
Employee contributions	—	564,942

Total Receivables	7,763,785	8,825,873

Total Assets at Fair Value	578,106,819	580,831,058

NET ASSETS
Net Assets at Fair Value	578,106,819	580,831,058
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(215,216)	(540,155)

Net Assets Available for Benefits	$577,891,603	$580,290,903
The accompanying notes are an integral part of these financial statements.

THE MCCORMICK 401(K) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended November 30, 2015

Additions
Investment income:
Dividends and interest	$2,378,288
Net appreciation of investments	28,055,820
Total investment income	30,434,108

Interest on notes receivable from participants	345,255

Contributions:
Employer contributions	9,013,100
Employee contributions	18,007,331
Rollover	2,894,289
Total contributions	29,914,720
Total Additions	60,694,083

Deductions
Participant withdrawals	62,657,391
Administrative expenses	435,992
Total Deductions	63,093,383

Net increase	(2,399,300)
Net assets available for benefits, beginning of year	580,290,903
Net Assets Available for Benefits, End of Year	$577,891,603
The accompanying notes are an integral part of this financial statement.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

1.	DESCRIPTION OF THE PLAN

General

The McCormick 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by McCormick & Company, Incorporated (the Company or the Plan Sponsor), which incorporates a 401(k) savings and investment option.

Effective March 22, 2002, the Plan was amended to provide that the McCormick & Company, Incorporated Common Stock Fund investment option be designated as an employee stock ownership plan (ESOP). This designation allows participants investing in McCormick & Company, Incorporated common stock to elect to receive, in cash, dividends that are paid on McCormick & Company, Incorporated common stock held in their 401(k) Retirement Plan accounts. Dividends may also continue to be reinvested. The McCormick & Company, Incorporated Common Stock Fund invests principally in common stock of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 1, 2011, the Plan was amended to provide the post-2011 profit sharing contributions to the Plan for each active Plan participant who was hired after December 31, 2011.

The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, the vesting provisions, and investment alternatives are contained in the Plan Document.
Contributions

Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 70% of their earnings, subject to certain limitations. Effective December 1, 2000, the Company and participating subsidiaries provide a matching contribution of 100% of the first 3% of an employee’s contribution, and 50% on the next 2% of the employee’s contribution. Employees hired prior to January 1, 2012, are required to have one year of service with the Company to be eligible for the matching contribution. Employees hired after December 31, 2011 are immediately eligible for the match. For new hires after December 31, 2011, McCormick makes an annual profit sharing contribution of 3% of eligible earnings to participants’ accounts (in addition to company match, which is applied as employee contributions are deposited). Employees are automatically enrolled in the 401(k) plan at 2%; however, they can opt out or elect to change the percentage at any time. If the employee does not make a positive election to change the percentage, the contribution rate is increased by 1% per year (up to maximum of 10% or IRS contribution limit).

Participants' elective contributions, as well as the Company's matching contributions, are invested in the Plan's investment funds as directed by the participant. In the absence of direction from the participant, the account is invested in an age-appropriate target date fund.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

1.	DESCRIPTION OF THE PLAN (continued)

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the employer’s contribution made on his or her behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Vesting
Participants are immediately vested in their contributions, the Company match, and all related earnings. The 3% annual profit sharing contribution vests when employee has 3 years of service or reaches age 55, if sooner.

Notes Receivable from Participants
Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding loan balance during the prior 12 months, whichever is less. The interest rate applied to the loans is Wells Fargo’s current prime lending rate +1%, or such other rate as is prescribed based on periodic evaluations by the Company. Current participant loans bear interest at rates ranging from 4.25% to 9.75% and are secured by the participant’s account.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer loan terms are available for loans taken to purchase, construct, reconstruct, or substantially rehabilitate a primary home for the participant or the participant's immediate family.

Benefit Payment
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Document. Benefits and withdrawals are recorded when paid.

Upon termination of service, a participant with an account balance greater than $5,000, may elect to leave his or her account balance invested in the Plan, elect to rollover his or her entire balance to an Individual Retirement Account (IRA) or another qualified plan, elect to receive a lump-sum payment equal to his or her entire balance or elect annual installments to extend from two to eight years. Upon termination of service, a participant with an account balance less than $5,000, may elect to rollover his or her entire balance to an IRA or another qualified plan or elect to receive a lump-sum payment equal to his or her entire balance. In the absence of instruction from a participant, balances less than $1,000 automatically will be paid directly to the participant and those greater than $1,000 will be rolled over to an IRA designated by the Plan Administrator.

Plan Termination

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good causes make it necessary to do so. Also the Company may amend the Plan at any time and in any respect, provided, however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Securities traded on a national securities exchange or included on the NASDAQ National Market List are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimate of the individual closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.

The change in the difference between fair value and the cost of investments is reflected in the accompanying statement of changes in net assets available for benefits as net appreciation of investments.

The net realized gain or loss on disposal of investments is the difference between the proceeds received and the average cost of investments sold. Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.

The McCormick Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of McCormick & Company, Incorporated common stock (voting and non-voting) and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs, and the Unitizing Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of November 30, 2015, 5,025,963 units were outstanding with a value of approximately $36.15 per unit. As of November 30, 2014, 4,341,770 units were outstanding with a value of approximately $38.44 per unit. As of November 30, 2015, the Fund held 2,092,699 shares of McCormick & Company, Incorporated common stock with an aggregate value of $178,765,956, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $2,933,264. As of November 30, 2014, the Fund held 2,279,507, shares of McCormick & Company, Incorporated common stock with an aggregate value of $164,850,495, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $2,062,263.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for doubtful accounts has been recorded as of November 30, 2015 and 2014.

Contributions

Employee and employer contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. The post-2011 profit sharing contributions are typically funded after the Plan year-end, within the timeframe prescribed by the Internal Revenue Service.

Administrative Expenses

A fee of 7.5 basis points is deducted from each participant’s account for the administrative expenses incurred on behalf of the Plan. Fees for loan initiation and maintenance and for Domestic Relations Order review and processing are paid by the requesting participant. Management and other fees for investment funds offered under the Plan are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.

Recent Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments-Overall (Subtopic 825-10). ASU No. 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960, Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient). ASU No. 2015-12 has three parts. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts; Part II eliminates the requirement that plans disclose: (a) individual investments that represent 5 percent or more of net assets available for benefits; and (b) the net appreciation or depreciation for investments by general type requirements for both participant-directed investments and nonparticipant-directed investments. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. Parts I and II are effective on a retrospective basis, and Part III is effective on a prospective basis, for fiscal years beginning after December 15, 2015.

In May 2015, the FASB issued Accounting Standards Update ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to include all investments in the fair value hierarchy for which the fair value is measured at net asset value (NAV) per share using the practical expedient, under Fair Value Measurements and Disclosures (Topic 820). ASU No. 2015-07 is effective for nonpublic business entities for annual reporting periods beginning after December 15, 2016.

Management is currently evaluating the implications of ASU No. 2016-01, 2015-12 and 2015-07 and their effect on the Plan’s financial statements.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

3.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the year ended November 30, 2015, the Plan’s investments (including investments bought, sold, or held throughout the year) appreciated in value by $28,055,820, as follows:

McCormick & Company, Incorporated - common stock	$29,510,449
Pooled, common and collective funds	957,558
Mutual funds	(2,412,187)
Total	$28,055,820
The value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of November 30, 2015 and 2014, were as follows:

	As of November 30,
	2015		2014
McCormick & Company, Incorporated – common stock fund	$178,765,956		$164,850,495
Common and collective fund:
Wells Fargo Stable Return Fund N	43,258,485		39,122,625
Mutual funds:
Vanguard Institutional Index Fund	93,118,416		100,470,622
Vanguard Target Retirement Fund 2025	27,843,837	*	29,334,939

* Amount less than 5% shown for comparative purposes.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

3.	INVESTMENTS (continued)

Fair Value Measurements
Accounting principles generally accepted in the United States of America establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting principles generally accepted in the United States of America are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of November 30, 2015 and 2014.
Mutual funds: Valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Stable value fund: Valued at net asset value of the fund shares, which is calculated based on the valuation of the funds' underlying investments at fair value minus liabilities divided by the number of shares outstanding at the end of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

3.	INVESTMENTS (continued)

Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2015:

	Assets at Fair Value as of November 30,2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$227,220,495	$—	$—	$227,220,495
Bond funds	30,316,124	—	—	30,316,124
Balanced funds	87,848,710	—	—	87,848,710
Common stock fund:
Consumer staples	181,699,220	—	—	181,699,220
Stable value fund	—	43,258,485	—	43,258,485
Total Assets at Fair Value	$527,084,549	$43,258,485	$—	$570,343,034
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2014:

	Assets at Fair Value as of November 30,2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$247,772,189	$—	$—	$247,772,189
Bond funds	30,840,620	—	—	30,840,620
Balanced funds	87,356,993	—	—	87,356,993
Common stock fund:
Consumer staples	166,912,758	—	—	166,912,758
Stable value fund	—	39,122,625	—	39,122,625
Total Assets at Fair Value	$532,882,560	$39,122,625	$—	$572,005,185

In accordance with the fair value measurements and disclosure guidance, the following table presents the category, fair value, redemption frequency, and redemption notice period for the plan investments, the fair value of which is estimated using the NAV per share as of November 30.

Investment	2015	2014	Redemption Frequency	Redemption Notice Period
Wells Fargo Stable Return Fund N	$43,258,485	$39,122,625	Monthly/Quarterly	None

One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principle generally accepted in the United States of America. Accordingly, in the statements of net assets available for benefits, the Stable Return Fund, along with the Plan's other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. Contract value represents cost plus accrued income minus redemptions.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

4.	GUARANTEED INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan entered into a benefit-responsive guaranteed investment contract with Wells Fargo Bank, N.A. (Wells Fargo), a subsidiary of Wells Fargo & Company. Wells Fargo maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed annuity contract is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Wells Fargo, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at November 30, 2015 and 2014 was $43,258,485 and $39,122,625, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The guaranteed annuity contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2015	2014
Based on actual earnings	1.83%	1.40%
Based on interest rate credited to participants	1.79%	1.64%

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

5.	TRANSACTIONS WITH RELATED PARTIES

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

A portion of the administrative expenses were paid by the Plan Sponsor and reimbursed by the Plan during the years ended November 30, 2015 and 2014. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

6.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (“IRC”) in a letter, dated September 16, 2013, and is therefore not subject to tax under present income tax laws.  The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of November 30, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following table presents a reconciliation of net assets available for benefits and net increase in net assets available for benefits between the accompanying financial statements and the Form 5500:

	As of November 30,
	2015	2014
Statements of Net Assets Available for Benefits
Net assets available for benefits per the financial statements	$577,891,603	$580,290,903
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	215,216	540,155
Net Assets Available for Benefits per the Form 5500, at Fair Value	$578,106,819	$580,831,058

Year Ended November 30, 2015
Statement of Changes in Net Assets Available for Benefits:
Net decrease in net assets available for benefits per the financial statements	$(2,399,300)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(324,939)
Net decrease in Net Assets Available for Benefits per Form 5500	$(2,724,239)

SUPPLEMENTAL SCHEDULE

THE MCCORMICK 401(K) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of November 30, 2015

Description of Investments	Shares Held	Current Value
McCormick Stock Fund
McCormick & Company, Incorporated
* Common Stock	2,092,699	$178,765,956
Money Market Fund
* Wells Fargo Short-Term Investment Money Market Fund	2,933,264	2,933,264
		181,699,220
Common and Collective Funds
* Wells Fargo Stable Return Fund N	826,932	43,258,485
Mutual Funds
AMG TimesSquare Small Cap Growth Fund	1,113,842	19,603,624
Dodge & Cox International Stock Fund	483,293	18,964,424
Delaware Small Cap Value Fund	278,072	15,357,921
T Rowe Price Growth Stock Fund	448,450	25,929,396
Vanguard Institutional Index Fund	488,119	93,118,416
Vanguard Mid Cap Index Fund	549,840	18,650,584
Vanguard Small Cap Index Institutional Fund	217,908	12,133,095
Vanguard Total International Stock Index Fund	64,458	6,428,375
Vanguard Windsor II Fund Admiral Shares	262,031	17,034,660
Dodge & Cox Income Fund	743,122	10,047,010
Pimco Global Bond Unhedged	142,824	1,248,280
Vanguard Total Bond Market Index Fund	1,775,988	19,020,834
Vanguard Target Retirement Fund	456,114	5,861,065
Vanguard Target Retirement Fund 2015	697,181	10,736,586
Vanguard Target Retirement Fund 2020	163,877	4,696,714
Vanguard Target Retirement Fund 2025	1,673,308	27,843,837
Vanguard Target Retirement Fund 2030	109,826	3,208,031
Vanguard Target Retirement Fund 2035	1,052,246	18,856,247
Vanguard Target Retirement Fund 2040	68,954	2,057,584
Vanguard Target Retirement Fund 2045	647,761	12,119,608
Vanguard Target Retirement Fund 2050	83,133	2,469,038
Total Mutual Funds		345,385,329
Participant Loans **
* Notes receivable from participants		7,763,785
Total Investments		$578,106,819

*	Party-in-interest as defined by ERISA.
**	Interest rates at 4.25% to 9.75%; maturity dates range from 2015 to 2035.
Note: Historical cost has been omitted as all investments are participant directed.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements pertaining to the McCormick 401(k) Retirement Plan and Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated May 13, 2016, with respect to the financial statements and supplemental schedule of the McCormick 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2015, our report dated May 13, 2016, with respect to the financial statements and supplemental schedule of the Mojave Foods Corporation 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2015.

Form	Registration Number	Date Filed
S-8	333-187703	4/3/2013
S-8	333-186250	1/28/2013
S-8	333-158573	4/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	4/2/2008
S-3	333-147809	12/4/2007
S-8	333-142020	4/11/2007
S-3	333-122366	1/28/2005
S-8	333-114094	3/31/2004
S-8	333-57590	3/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	3/24/1999
S-3	333-47611	3/9/1998
S-8	333-23727	3/21/1997
/s/ SB & Company LLC
May 13, 2016
Hunt Valley, Maryland

200 International Circle ó Suite 5500 ó Hunt Valley ó Maryland 21030 ó P 410-584-0060 ó F 410-584-0061

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Registered Public Accounting Firm

v)	Statements of Net Assets Available For Benefits

vi)	Statements of Changes in Net Assets Available For Benefits

vii)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

DATE:	May 27, 2016	By:	/s/ Sean Thornton
Sean Thornton
Director of Finance – Mojave Foods Corporation and Plan Administrator

THE MOJAVE FOODS CORPORATION
401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of November 30, 2015 and 2014

NOVEMBER 30, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee
McCormick & Company, Incorporated
(on behalf of The Mojave Foods Corporation 401(k) Retirement Plan)

We have audited the accompanying statements of net assets available for benefits of The Mojave Foods Corporation 401(k) Retirement Plan (the Plan) as of November 30, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended November 30, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2015 and 2014, and the changes in net assets available for benefits for the year ended November 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of November 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hunt Valley, Maryland
May 13, 2016

200 International Circle ó Suite 5500 ó Hunt Valley ó Maryland 21030 ó P 410-584-0060 ó F 410-584-0061

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of November 30, 2015 and 2014

	2015	2014
ASSETS
Investments
Securities – at fair value, participant directed:
McCormick stock fund	203,887	191,268
Common and collective fund	123,232	119,408
Equity funds	791,740	1,187,730
Bond funds	331,492	322,000
Balanced funds	1,312,883	1,165,283
Total Investments	2,763,234	2,985,689
Receivables
Notes receivable from participants	173,219	163,503
Employer contributions	55,233	53,389
Total Receivables	228,452	216,892
Net Assets at Fair Value	2,991,686	3,202,581
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(613)	(1,649)
Net Assets Available for Benefits	$2,991,073	$3,200,932
The accompanying notes are an integral part of these financial statements.

2

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended November 30, 2015

Additions
Investment income:
Dividends and interest	$39,570
Net depreciation of investments	(9,263)
Total investment income	30,307

Interest on notes receivable from participants	6,491

Contributions:
Employer contributions	55,233
Employee contributions	413,021
Rollover contributions	3,658
Total contributions	471,912
Total Additions	508,710

Deductions
Participant withdrawals	718,058
Administrative expenses	511
Total Deductions	718,569

Net decrease	(209,859)
Net assets available for benefits, beginning of year	3,200,932
Net Assets Available for Benefits, End of Year	$2,991,073
The accompanying notes are an integral part of these financial statements.

3

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

1.	DESCRIPTION OF THE PLAN

The Mojave Foods Corporation 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by the Mojave Foods Corporation (the Company, the Plan Sponsor) which incorporates a 401(k) savings and investment option. The Company is a wholly owned subsidiary of the McCormick & Company, Incorporated. For the plan years ended November 30, 2015 and 2014. the Plan covers substantially all full-time employees of the Company who have completed 30 days of service. Effective April 1, 2016 the Plan covers substantially all full-time and part-time employees of the Company who have completed 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan began on April 1, 2004. The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, vesting provisions, and investment alternatives are contained in the Plan Document.
Contributions
Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 60% of their earnings, subject to certain limitations. The Plan allows but does not require the Company to make matching contributions or other contributions at its discretion. Only participants employed by the Company on the last day of a plan year are eligible to receive any Company contributions made for such plan year. During the year ended November 30, 2014, the Company made a discretionary matching contribution of 15% of eligible employee pretax contributions.

Participants' elective contributions, as well as the Company's matching contributions, are invested in the Plan's investment funds as directed by the participant.
Participant Accounts

Each participant's account is credited with the participant's contribution, and an allocation of the employer's contribution made on his or her behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are vested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

Vesting
Participants are immediately vested in their contributions, earnings on their contributions, Company matching contributions and earnings on the Company contributions.

4

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

1.	DESCRIPTION OF THE PLAN (continued)

Payment of Benefits
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Document. Benefits and withdrawals are recorded when paid.
Notes Receivable from Participants

Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding unpaid loan balance during the prior 12 months, whichever is less. The Plan Sponsor determines the interest rate for loans based on the prime rate plus 1%. The loans are secured by the participant’s account, and all outstanding loans at November 30, 2015 bear interest at a rate of 4.25%.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer terms are available for loans taken to purchase, construct, or substantially rehabilitate a primary home for the participant or the participant's immediate family.
Plan Termination
Upon termination of service, a participant with an account balance greater than $1,000, may elect to rollover the balance to an Individual Retirement Account, or another qualified plan, or elect to receive a lump-sum payment equal to his or her account balance. Balances less than $1,000, will automatically be paid directly to the participant.

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good cause make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits.

5

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Securities traded on a national securities exchange or included on the NASDAQ National Market List are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimate of the individual investments held by the fund. Mutual funds are valued at the closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.
The change in the difference between fair value and the cost of investments is reflected in the accompanying statement of changes in net assets available for benefits as net appreciation of investments.

The net realized gain or loss on disposal of investments is the difference between the proceeds received and the average cost of investments sold. Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.
The McCormick Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of McCormick & Company, Incorporated common stock (voting and non-voting) and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of November 30, 2015, 20,202 units were outstanding with a value of approximately $10.09 per unit. As of November 30, 2014, 17,547 units were outstanding with a value of approximately $10.90 per unit. As of November 30, 2015, the Fund held 2,163 shares of McCormick & Company, Incorporated common stock with an aggregate value of $185,848, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $18,039. As of November 30, 2014, the Fund held 2,369 shares of McCormick & Company, Incorporated common stock with an aggregate value of $176,090, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $15,178.

6

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Securities and Income Recognition (continued)

One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principles generally accepted (GAAP) in the United States of America. Accordingly, in the statements of net assets available for benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. Contract value represents cost plus accrued income minus redemptions.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Company provides the Plan with certain management and administrative services for which no fees are charged; however, participant loan service fees are paid by the Plan and included as administrative expenses.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for doubtful accounts has been recorded as of November 30, 2015 and 2014.

Contributions

Employee contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. The Company match is typically funded after the Plan year-end, within the timeframe prescribed by the Internal Revenue Service.

Administrative Expenses

Administrative expenses incurred on behalf of the Plan are paid by the Plan Sponsor; however, fees for loan initiation and maintenance are paid for by the participant, and management and other fees for investment funds offered under the Plan are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Recent Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments-Overall (Subtopic 825-10). ASU No. 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018.

7

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960, Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient). ASU No. 2015-12 has three parts. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts; Part II eliminates the requirement that plans disclose: (a) individual investments that represent 5 percent or more of net assets available for benefits; and (b) the net appreciation or depreciation for investments by general type requirements for both participant-directed investments and nonparticipant-directed investments. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. Parts I and II are effective on a retrospective basis, and Part III is effective on a prospective basis, for fiscal years beginning after December 15, 2015.

In May 2015, the FASB issued Accounting Standards Update ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to include all investments in the fair value hierarchy for which the fair value is measured at net asset value (NAV) per share using the practical expedient, under Fair Value Measurements and Disclosures (Topic 820). ASU No. 2015-07 is effective for nonpublic business entities for annual reporting periods beginning after December 15, 2016.

Management is currently evaluating the implications of ASU No. 2016-01, 2015-12 and 2015-07 and their effect on the Plan’s financial statements.

3.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (“IRC”) in a letter dated March 31, 2008, and is therefore not subject to tax under present income tax laws.  The Plan has been amended since receiving the determination letter; however, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of November 30, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2012.

8

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

4.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the year ended November 30, 2015, the Plan’s investments (including investments bought, sold, or held throughout the year) decreased in fair value by $9,263, as follows:

McCormick & Company, Incorporated - Common stock	$26,187
Common and collective fund	2,963
Mutual funds	(38,413)
Total	$(9,263)

The value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of November 30, 2015 and 2014, were as follows:

	As of November 30,
	2015		2014
McCormick & Company, Incorporated – Common stock fund	$185,848		$176,090
Mutual funds:
Vanguard Institutional Index Fund	335,923		540,855
Vanguard Total Bond Market Index Fund	328,760		320,508
Vanguard Target Retirement 2025	286,149		290,698
Vanguard Target Retirement 2035	269,567		272,583
Vanguard Target Retirement 2045	329,079		275,827
Vanguard Windsor II Fund Admiral Shares	127,965	*	222,916
Participant Loans	173,219		163,503

*	Amount less than 5%, shown for comparative purposes.

9

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

4.	INVESTMENTS (continued)

Fair Value Measurements
GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of November 30, 2015 and 2014.
Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the Plan at year end.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Stable value fund: Valued at net asset value of the fund shares, which is calculated based on the valuation of the funds' underlying investments at fair value minus liabilities divided by the number of shares outstanding at the end of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

10

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2014 and 2013

4.	INVESTMENTS (continued)

Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2015:

	Assets at Fair Value as of November 30, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$791,740	$—	$—	$791,740
Bond funds	331,492	—	—	331,492
Balanced funds	1,312,883	—	—	1,312,883
Common stock fund:
Consumer staples	203,887	—	—	203,887
Stable value fund	—	123,232	—	123,232
Total Assets at Fair Value	$2,640,002	$123,232	$—	$2,763,234

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2014:

	Assets at Fair Value as of November 30, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$1,187,730	$—	$—	$1,187,730
Bond funds	322,000	—	—	322,000
Balanced funds	1,165,283	—	—	1,165,283
Common stock fund:
Consumer staples	191,268	—	—	191,268
Stable value fund	—	119,408	—	119,408
Total Assets at Fair Value	$2,866,281	$119,408	$—	$2,985,689

11

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Parent of the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

12

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2015 and 2014

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following table presents a reconciliation of net assets available for benefits and net increase in net assets available for benefits between the accompanying financial statements and the Form 5500:

	As of November 30,
	2015	2014
Statements of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$2,991,073	$3,200,932
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	613	1,649
Net Assets Available for Benefits per the Form 5500, at Fair Value	$2,991,686	$3,202,581

Year Ended November 30, 2015
Statement of Changes in Net Assets Available for Benefits:
Net decrease in net assets available for benefits per the financial statements	$(209,859)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,036)
Net Decrease in Net Assets Available for Benefits per Form 5500	$(210,895)

13

SUPPLEMENTAL SCHEDULE

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of November 30, 2015

Description of Investments	Shares Held	Current Value
McCormick Stock Fund
McCormick & Company, Incorporated
* Common Stock	2,163	$185,848
Money Market Fund
* Wells Fargo Short-Term Investment Money Market Fund	18,039	18,039
Total McCormick Stock Funds		203,887
Common and Collective Fund
* Wells Fargo Stable Return Fund N	2,356	123,232
Mutual Funds
Dodge & Cox Income Fund	103	1,398
Pimco Global Bond Unhedged Institutional Fund	153	1,334
Vanguard Total Bond Market Index Fund	30,697	328,760
AMG TimesSquare Small Cap Growth Fund	1,408	24,785
Delaware Small Cap Value Fund	1,528	84,395
Dodge & Cox International Stock Fund	1,167	45,798
T Rowe Price Growth Stock Fund	1,715	99,162
Vanguard Institutional Index Fund	1,761	335,923
Vanguard Mid Cap Index Fund	1,431	48,549
Vanguard Small Cap Index Institutional Fund	195	10,868
Vanguard Total International Stock Index Fund	143	14,295
Vanguard Windsor II Fund Admiral Shares	1,968	127,965
Vanguard Target Retirement Fund	6,007	77,188
Vanguard Target Retirement Fund 2015	7,233	111,384
Vanguard Target Retirement Fund 2020	2,373	68,013
Vanguard Target Retirement Fund 2025	17,196	286,149
Vanguard Target Retirement Fund 2030	2,432	71,031
Vanguard Target Retirement Fund 2035	15,043	269,567
Vanguard Target Retirement Fund 2040	2,303	68,726
Vanguard Target Retirement Fund 2045	17,588	329,079
Vanguard Target Retirement Fund 2050	1,069	31,746
Total Mutual Funds		2,436,115
Participant Loans **
* Notes receivable from participants		173,219
Total Investments		$2,936,453

Note: Historical cost has been omitted, as all investments are participant directed.

14

*	Parties-in-interest as defined by ERISA.
**	Interest rates at 4.25%; maturity dates range from 2015 to 2020.

15

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements pertaining to the McCormick 401(k) Retirement Plan and Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated May 13, 2016, with respect to the financial statements and supplemental schedule of the McCormick 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2015, our report dated May 13, 2016, with respect to the financial statements and supplemental schedule of the Mojave Foods Corporation 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2015.

Form	Registration Number	Date Filed
S-8	333-187703	04/03/2013
S-8	333-186250	01/28/2013
S-8	333-158573	04/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	04/02/2008
S-3	333-147809	12/04/2007
S-8	333-142020	04/11/2007
S-3	333-122366	01/28/2005
S-8	333-114094	03/31/2004
S-8	333-57590	03/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	03/24/1999
S-3	333-47611	03/09/1998
S-8	333-23727	03/21/1997

/s/ SB & Company LLC
May 13, 2016
Hunt Valley, Maryland

200 International Circle ó Suite 5500 ó Hunt Valley ó Maryland 21030 ó P 410-584-0060 ó F 410-584-0061